                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                        (Amendment No._________________)*



                            DIAMETRICS MEDICAL, INC.
     -----------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
     -----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    252532106
                              -------------------
                                 (CUSIP Number)


                                 August 4, 1998
                         -----------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]   Rule 13d-1(b)
      [x]   Rule 13d-1(c)
      [ ]   Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 6 Pages


----------------------------------
CUSIP NO. 252532106                             13G
----------------------------------

---------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               AMARFOUR, L.L.C.

---------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                      (a) |_|


                                                                                      (b) |_|

---------------------------------------------------------------------------------------------
   3     SEC USE ONLY


---------------------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware


---------------------------------------------------------------------------------------------
                        5     SOLE VOTING POWER

                                    1,789,100 Shares of Common Stock
       NUMBER

      OF SHARES

    BENEFICIALLY

      OWNED BY

        EACH

      REPORTING

       PERSON

        WITH:
                     ------------------------------------------------------------------------
                        6     SHARED VOTING POWER

                                    0

                     ------------------------------------------------------------------------
                        7     SOLE DISPOSITIVE POWER

                                    1,789,100 Shares of Common Stock

                     ------------------------------------------------------------------------
                        8     SHARED DISPOSITIVE POWER

                                    0


---------------------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,789,100 Shares of Common Stock

---------------------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



         See Item 5 below.                                                                  X


---------------------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).

               Approximately 7.7%

---------------------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

               OO

---------------------------------------------------------------------------------------------

                             Page 2 of 6 Pages

Item 1(a)   Name of Issuer
            --------------

            Diametrics Medical, Inc., a Minnesota corporation


Item 1(b)   Address of Issuer's Principal Executive Offices
            -----------------------------------------------

            2658 Patton Road
            Roseville, Minnesota 55113


Item 2(a)   Name of Person Filing
            ---------------------

            Amarfour, L.L.C.


Item 2(b)   Address of Principal Business Office or, if none, Residence
            -----------------------------------------------------------

            200 West Madison Street
            Suite 3800
            Chicago, Illinois 60606


Item 2(c)   Citizenship
            -----------

            Delaware


Item 2(d)   Title of Class of Securities
            ----------------------------

            Common Stock, $.01 par value per share (the "Common Stock")


Item 2(e)   CUSIP Number
            ------------

            252532106


Item 3      If this Statement is Filed Pursuant to
            Section 240.13d-1(b) or Section 240.13d-2(b) or (c)
            ---------------------------------------------------

            Not Applicable

            If this Statement is Filed Pursuant to
            Section 240.13d-1(c), check this box.
            -------------------------------------
                                                                               X




Item 4      Ownership
            ---------

            (a) Amount Beneficially Owned as of August 4, 1998:

                1,789,100 shares of Common Stock


                             Page 3 of 6 Pages

            (b) The Reporting Person has been advised by the Issuer that the total number of shares of Common Stock issued and outstanding as of August 4, 1998 was 23,332,781.

            (c) As of the date hereof, the Reporting Person may be deemed to beneficially own the 1,789,100 shares of Common Stock or, to the best of its knowledge, approximately 7.7% of the issued and outstanding shares of Common Stock.

            (d) As previously reported by the Reporting Person, and as of August 4, 1998, an affiliate of the Reporting Person (the "RA Trusts") directly owned 25,319 shares of Common Stock of the Issuer (or approximately .11% of the outstanding Common Stock of the Issuer). In addition, the Reporting Person has been advised that: (a) as of August 4, 1998, the RA Trusts owned indirect interests in each of BCC Acquisition II LLC, The Bay City Capital Fund I, L.P., Bay City Capital Management LLC and Bay City Capital LLC (collectively, the "Bay City Entities"); (b) as of August 4, 1998, the Bay City Entities acquired beneficial ownership of up to an aggregate of 3,400,540 shares of the Issuer's Common Stock (or approximately 13.7% of the Issuer's Common Stock); (c) as of August 4, 1998 certain trusts primarily for the benefit of the lineal descendants of Nicholas J. Pritzker, deceased (the "Hoinfad Trusts") owned less than a 10% interest in AEOW 96, LLC ("AEOW");
                  (d) as of August 4, 1998, AEOW acquired beneficial ownership of an additional 30,953 shares of the Issuer's Common Stock, and, as of such date, beneficially owned an aggregate of 91,042 shares of the Issuer's Common Stock (or approximately .39% of the Issuer's Common Stock); (e) different individuals serve as trustees of the member trusts of the Reporting Person and the RA Trusts on the one hand and the Hoinfad Trusts on the other hand, and there is no overlap in trusteeships between the Hoinfad Trusts and the member trusts of the Reporting Person, but there is overlap in trusteeships between the member trusts of the Reporting Person and the RA Trusts; (f) none of the Reporting Person, its member trusts, the RA Trusts, the Hoinfad Trusts, AEOW or the Bay City Entities have any express or implied agreement to act together for the purpose of acquiring, holding, voting or disposing of the Issuer's Common Stock or any other securities of the Issuer; and (g) the Reporting Person expressly disclaims (i) the existence of any group with any or all of the RA Trusts, the Hoinfad Trusts, AEOW or the Bay City Entities, and (ii) beneficial ownership of the shares of the Issuer's Common Stock or any other securities of the Issuer currently or hereafter owned by any or all of the RA Trusts, the Hoinfad Trusts, AEOW or the Bay City Entities.


                             Page 4 of 6 Pages

Item 5      Ownership of Five Percent or Less of a Class
            --------------------------------------------

            Not Applicable


Item 6      Ownership of More Than Five Percent on Behalf of Another
            Person
            --------------------------------------------------------

            Not Applicable


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
            -------------------------------------------------------------

            Not Applicable


Item 8      Identification and Classification
            of Members of the Group
            -----------------------

            Not Applicable


Item 9      Notice of Dissolution of Group
            ------------------------------

            Not Applicable


Item 10     Certification
            -------------

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                             Page 5 of 6 Pages

                                   SIGNATURE
                                   ---------


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date:  August 14, 1998


                                 AMARFOUR, L.L.C., a Delaware limited
                                 liability company


                             By:  AMARILLO RESIDUARY TRUST NO. 1, a member



                             By: /s/ Marshall E. Eisenberg
                                 -----------------------------------------
                                 Marshall E. Eisenberg, not individually,
                                 but solely as Trustee of Amarillo Residuary
                                 Trust No. 1














                             Page 6 of 6 Pages